SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                UNITED MISSOURI BANCSHARES, INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)


                           911022-10-1
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))

                       Page 1 of 10 Pages

CUSIP NO. 911022-10-1              13G       Page 2 of 10 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of above person
     DST SYSTEMS, INC.               No. ________________

2.   Check the Appropriate box if a member of a group*      (a) x
                                                            (b)

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Missouri

Number of Shares Beneficially owned by Each Reporting Person With

5.   Sole Voting Power   - 0

6.   Shared Voting Power - 885,115

7.   Sole Dispositive Power - 0

8.   Shared Dispositive Power - 885,115

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     885,115

10.  Check Box if the Aggregate Amount in Row (9) excludes Certain
     Shares

11.  Percent of Class Represented by Amount in Row 9 - 5.02%

12.  Type of Reporting Person - CO

CUSIP NO. 911022-10-1              13G       Page 3 of 10 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of above person
     KEMPER FINANCIAL SERVICES, INC.        No. ________________

2.   Check the Appropriate box if a member of a group*      (a) x
                                                            (b)

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially owned by Each Reporting Person With

5.   Sole Voting Power   - 0

6.   Shared Voting Power - 885,115

7.   Sole Dispositive Power - 0

8.   Shared Dispositive Power - 885,115

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     885,115

10.  Check Box if the Aggregate Amount in Row (9) excludes Certain
     Shares

11.  Percent of Class Represented by Amount in Row 9 - 5.02%

12.  Type of Reporting Person - CO

CUSIP NO. 911022-10-1              13G       Page 4 of 10 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of above person
     IFTC HOLDINGS, INC.                No. ________________

2.   Check the Appropriate box if a member of a group*      (a) x
                                                            (b)

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Missouri

Number of Shares Beneficially owned by Each Reporting Person With

5.   Sole Voting Power   - 0

6.   Shared Voting Power - 885,115

7.   Sole Dispositive Power - 0

8.   Shared Dispositive Power - 885,115

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     885,115

10.  Check Box if the Aggregate Amount in Row (9) excludes Certain
     Shares

11.  Percent of Class Represented by Amount in Row 9 - 5.02%

12.  Type of Reporting Person - HC

CUSIP NO. 911022-10-1              13G       Page 5 of 10 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of above person
     INVESTORS FIDUCIARY TRUST COMPANY      No. ________________

2.   Check the Appropriate box if a member of a group*      (a) x
                                                            (b)

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Missouri

Number of Shares Beneficially owned by Each Reporting Person With

5.   Sole Voting Power   - 0

6.   Shared Voting Power - 441,631

7.   Sole Dispositive Power - 0

8.   Shared Dispositive Power - 441,631

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     441,631

10.  Check Box if the Aggregate Amount in Row (9) excludes Certain
     Shares

11.  Percent of Class Represented by Amount in Row 9 - 2.50%

12.  Type of Reporting Person - CO

                                        Page 6 of 10 Pages
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         AMENDMENT NO. 1
                         TO SCHEDULE 13G

            Under the Securities Exchange Act of 1934


Check the following box if a fee is being paid with this statement
[   ]

Item 1(a) Name of Issuer:

        United Missouri Bancshares, Inc. (the "Issuer").

Item 1(b) Address of Issuer's Principal Executive Offices:

         1010 Grand Avenue, Kansas City, Missouri 64106.

Item 2(a) Name of Person                Item 2(b) Address or
Filing:                                 Principal Office or,
                                        if none, Residence:

IFTC Holdings, Inc. ("Holdings")        127 West 10th St.,
and Investors Fiduciary Trust           14th Floor,
Company ("IFTC")                        Kansas City, Missouri 64105

DST Systems, Inc. ("DST")               1055 Broadway, 9th Floor
                                        Kansas City, Missouri 64105

Kemper Financial Services,              120 South LaSalle
Inc. ("Kemper")                         Chicago, Illinois 60603

Item 2(c) Citizenship:   IFTC is a Missouri state chartered trust
                         company.  DST and Holdings are both
                         corporations organized under the laws of Missouri. Kemper is a corporation organized under the laws of Delaware.


Item 2(d) Title of Class of Securities: Common Stock, par value
$12.50 per share (the "Common Stock").

Item 2(e) CUSIP Number: 911022-10-1

                                        Page 7 of 10 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b)**, check whether the person filing is a:

     (a)  [  ] Broker or Dealer registered under Section 15 of the
          Act

     (b)  [  ] Bank as defined in Section 3(a)(6) of the Act

     (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

     (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
          Security Act of 1974 or Endowment Fund; see Section
          240.13d-1(b)(1)(ii)(F)

     (g)  [  ] Parent Holding Company, in accordance with Section
          240.13d-1(b)(ii)(G) (Note:  See Item 7)

     (h)  [  ] Group, in accordance with Section 240.13d-
          1(b)(1)(ii)(H)

     ** Rule 13d-1(c) provides that any person who (1) is the beneficial owner, directly or indirectly, of more than 5 percent of any equity security, and (2) who is not required to file a statement pursuant to section 13(d)(6)(A) or (B) shall, within 45 days after the end of the calendar year in which such person became obligated to report, be required to file Schedule 13G. Reporting Persons filed the initial statement on Schedule 13G pursuant to Rule 13d-1(c) and Section 13(d)(6)(B). For such reason, although this is an amendment, none of the foregoing boxes has been checked.

                                        Page 8 of 10 Pages
Item 4.  Ownership

     The following reflects ownership of the Common Stock of the Issuer by the parties indicated as of December 31, 1993:

                         Kemper         DST       Holdings    IFTC

(a)  Amount Owned           -0-          -0-      443,484   441,631
     of Record:

(b)  Amount Beneficially 885,115        885,115   885,115   441,631
     Owned:

(c)  Percent of Class:      5.02%          5.02%     5.02%    2.50%

(d)  Number of Shares
     as to which such
     person has:

     (i)  sole power to       -0-         -0-          -0-     -0-
          vote or to
          direct the
          vote:

    (ii)  shared power
          to vote or to
          direct the
          vote:          885,115        885,115   885,115   441,631

   (iii)  sole power to
          dispose or to
          direct the dis-
          position of:      -0-           -0-        -0-       -0-

    (iv)  shared power to
          dispose or to
          direct the dis-
          position of:   885,115        885,115   885,115   441,631


Item 5.  Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person

          No persons, other than the persons filing this Schedule 13G have an economic interest in the securities reported which would relate to more than five percent of the class of securities. Securities reported on this Schedule 13G as being beneficially owned by Holdings consist of securities beneficially owned through its wholly-owned subsidiary, IFTC. Securities reported as being bene-ficially owned by DST and Kemper consist of securities beneficially owned through their subsidiary, Holdings.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company

          IFTC is the wholly-owned subsidiary of Holdings, the parent holding company filing this Schedule 13G.
          Holdings is 50%-owned by Kemper Financial Services, Inc. and 50% owned by DST Systems, Inc., both of which have been identified in Items 2,4 and 6.

Item 8.   Identification and Classification of Members of the Group

          Item 8 is not applicable because the initial statement was filed pursuant to Rule 13d-1(c) (see discussion under Item 3).

Item 9.  Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

                                        Page 9 of 10 Pages
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated as February 11, 1994.

                              INVESTORS FIDUCIARY TRUST COMPANY
                              IFTC HOLDINGS, INC.


                              By /s/Susan A. Escher
                                   Susan A. Escher
                                   Chief Investment Officer



                              DST SYSTEMS, INC.


                              By /s/ Kenneth V. Hager
                                   Vice President and
                                   Chief Financial Officer



                              KEMPER FINANCIAL SERVICES, INC.


                              By /s/ Robert Jackson
                                 Executive Vice President

                                             Page 10 of 10 Pages

                                                        EXHIBIT A


                     JOINT FILING AGREEMENT


     In accordance with Rule 13d-9(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13G to which this Exhibit is attached with respect to the Common Stock of United Missouri Bancshares, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof the undersigned hereby execute this Agreement this 11th day of February, 1994.


                              INVESTORS FIDUCIARY TRUST COMPANY
                              IFTC HOLDINGS, INC.


                              By  /s/Susan A. Escher
                                   Susan A. Escher
                                   Chief Investment Officer
Dated:  February 11, 1994


                              DST SYSTEMS, INC.


                              By /s/Kenneth V. Hager
                                   Vice President and
                                   Chief Financial Officer
Dated:  February 11, 1994


                              KEMPER FINANCIAL SERVICES, INC.


                              By /s/Robert Jackson
                                 Executive Vice President

Dated:  February 11, 1994